June 26, 2007

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549-0306

Re:	Chelsea Therapeutics International, Ltd.

Form 10-K For Fiscal Year Ended December 31, 2006

Filed on March 12, 2007

File No. 005-81457

Dear Mr. Rosenberg:

We represent Chelsea Therapeutics International, Ltd. (the “Company”). We are in receipt of your correspondence dated June 15, 2007, regarding the Company’s Form 10-K. Pursuant to my conversation today with Amy Bruckner of your office, on behalf of the Company we respectfully request an extension of time in which to respond to your letter. We expect to respond on or before July 13, 2007.

We appreciate your consideration. If you have any questions or comments regarding this matter, please contact the undersigned at (919) 781-4000.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds